Wind River Systems, Inc.

500 Wind River Way

Alameda, CA 94501

August 10, 2007

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins
Accounting Branch Chief

Re:	Wind River Systems, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2007 Filed on May 1, 2007
Forms 8-K Filed on March 8, 2007 and May 31, 2007
File No. 001-33061

Ladies and Gentlemen:

On behalf of Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”), we are electronically transmitting to you this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated July 6, 2007 in connection with the above-referenced Form 10-K for the fiscal year ended January 31, 2007 (the “Form 10-K”) and Forms 8-K filed on March 8, 2007 and May 31, 2007 (the “Forms 8-K”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response.

Form 10-K filed on May 1, 2007

Note 1. Description of the Business

1.	We note that you market your products and services in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

We supplementally advise the Staff that Wind River’s operations in the Middle East are limited to a branch office in Ra’anana Israel that primarily conducts sales operations (“Wind River Israel”). As of July 2, 2007, 15 employees worked in this office. Wind River distributes products through a distributor in Turkey, but does not have any offices or employees based anywhere else in the Middle East.

The table below summarizes the revenues of Wind River Israel for the fiscal years ended January 31, 2006 and 2007 and for the quarter ended April 30, 2007 (in whole dollars):

Fiscal Year Ended January 31, 2006	Fiscal Year Ended January 31, 2007	Quarter Ended April 30, 2007

$5,824,380	$5,870,835	$ 1,801,829

Such revenues resulted from sales by Wind River Israel to customers in Israel, Turkey, United States, Spain and Australia. In each of the periods presented in the table above, Wind River Israel’s revenues constituted less than 2.5% of Wind River’s consolidated revenues for such period.

In addition to Wind River Israel, other Wind River entities have also generated revenues with customers in the Middle East. The table below summarizes the revenues generated by other Wind River entities from customers in the Middle East for the fiscal years ended January 31, 2006 and 2007 and for the quarter ended April 30, 2007 (in whole dollars):

Location of Customer	Fiscal Year Ended January 31, 2006	Fiscal Year Ended January 31, 2007	Quarter Ended April 30, 2007
Egypt	$4,345	$4,944	$1,359
Israel	10,440	183,068	35,417
Saudi Arabia	2,714	11,608	2,357
Tunisia	—	2,471	—
Turkey	—	419	—
United Arab Emirates	9,037	8,806	132

Total	$26,536	$211,316	$39,265

Note 2. Summary of Significant Accounting Policies

Impact of Stock Option Review, page 63

2.	We note in your disclosure that as a result of the review of your historical stock option granting practices and related accounting, certain errors were identified primarily in fiscal year 1995 through fiscal year 2004 although such errors were not material to any previously filed financial statements and as a result, you corrected the aggregate error as of January 31, 2004. Please provide your SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Additionally, tell us how you considered disclosing the information in the “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

We respectfully note the Staff’s comment. Our materiality analysis, performed in accordance with the requirements of SAB 99, is included below. This materiality analysis was conducted at the conclusion of our review of the Company’s historical stock option granting practices. Following this materiality analysis, we present our conclusions regarding the disclosures required by the SEC Sample Letter.

SAB 99 Materiality Analysis

As a result of the Company’s historical stock option review, certain grants were determined to have accounting errors associated with them. These errors relate to differences in the grant date used and the appropriate grant date required in order for the option to be deemed non-compensatory under APB 25,

Accounting for Stock Issued to Employees (APB 25). The aggregate unrecognized compensation expense, excluding tax effects associated with these grants, was $8.0 million, and if recorded in the correct accounting period would have been recognized as an expense between fiscal years 1994 through 2006.

The expense would have been charged to the income statement as shown in the table below, not including the aggregate income tax benefit of $1.2 million1. The income tax impact reduces tax charges in fiscal 1994 through fiscal 2001 by $2.2 million and in fiscal 2002 increases the income tax charge by $984,000 due to the establishment of a full income tax valuation allowance against associated deferred tax assets.

In $000’s
Fiscal Year	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Total
Accounting Error	$17	$225	$415	$886	$943	$801	$863	$2,332	$603	$518	$396	$23	$15	$8,037

In addition, the Company determined that certain grants, which were now deemed as a result of the stock option review to have been issued at other than fair market value, caused certain stock option deductions taken in accordance with Section 162(m) of the IRC on the Company’s tax returns from fiscal year 1997 through fiscal year 2001 to be disallowed. This caused deferred tax assets associated with stock option net operating losses to be reduced by $11.6 million. These deferred tax assets have been fully valued since fiscal 2002, and so reducing our deferred tax asset inventory and the associated valuation allowance has had no impact on the financial statements in any subsequent year. In addition, when recognized, these net operating losses would be recognized in stockholders’ equity and would not impact the income statement.

A cumulative error analysis is presented in the table below for the fiscal years ended January 31, 2004, January 31, 2005, January 31, 2006, and the three and six months ending July 31, 2006 (the second quarter of fiscal year 20072), and represents an evaluation of the error impact using the “iron curtain” method. The Company historically used the “rollover” method to evaluate unadjusted errors until Fiscal 2004 when it began to use the “iron curtain” method.

[1]

These benefits arise from the recording of deferred tax assets in accordance with the provisions of FAS 109 prior to the establishment of a full valuation allowance against all deferred tax assets in fiscal 2002.

[2]	The first period not on file following the conclusion of the stock option review

As Reported - in thousands
	Three Months Ended July 31, 2006	Six Months Ended July 31, 2006	FY-04	FY-05	FY-06
Pre-Tax: Income (Loss)	3,694	1,042	(22,164)	10,416	26,063

Net Income (Loss)	3,128	1,008	(24,564)	8,165	29,295

Shares - basic	85,548	85,660	80,056	82,181	84,594
Shares - diluted	86,503	87,048	80,056	86,062	89,939

Per Share - basic	0.04	0.01	(0.31)	0.10	0.35
Per Share - diluted	0.04	0.01	(0.31)	0.09	0.33
Impact of Error using the “Iron Curtain” method:
Pre-Tax: understatement of income (loss) as a %	218%	771%	(36)%	77%	31%

Net income (loss): understatement of net income (loss) as a %	218%	675%	(28)%	83%	23%

The impact of the errors on an as reported basis, after giving effect to income tax benefit in fiscal years 1994 through 2001, and reflecting a reversal in fiscal 2002 of the benefit due to the establishment of an income tax valuation allowance (reflecting 100% of the net deferred tax asset) and as adjusted for the error, over the period from fiscal year 1994 through fiscal year 2006 is as shown in the table below. Pre-tax income (loss) and net income (loss) include results for Wind River and any acquisitions accounted for as a pooling of interests during the period of the review.

In $000’s	FY94	FY95	FY96	FY97	FY98	FY99	FY00	FY01	FY02	FY03	FY04	FY05	FY06
Net Income (Loss) As Reported	4,418	8,950	10,666	18,778	10,399	35,256	10,363	(76,391)	(375,634)	(106,864)	(24,564)	8,165	29,295
Compensation error	10	146	270	576	616	526	588	1,536	1,587	518	396	23	15
Net Income (Loss) As Adjusted	4,408	8,804	10,396	18,202	9,783	34,730	9,775	(77,927)	(377,221)	(107,382)	(24,960)	8,142	29,280
%Effect of Error on As Reported Net Income (Loss)	0.2%	1.6%	2.5%	3.1%	5.9%	1.5%	5.7%	(2.0)%	(0.4)%	(0.5)%	(1.6)%	0.3%	0.1%
%Effect of Error on As Reported Pre-Tax Income (Loss)	0.3%	1.7%	2.4%	3.0%	4.2%	1.5%	3.4%	(3.6)%	(0.2)%	(0.5)%	(1.8)%	0.2%	0.1%

Based upon the above, the cumulative “iron curtain” effect of the error represents approximately (28%), 83% and 23% of fiscal years 2004 through 2006 net income (loss), respectively.

MATERIALITY ANALYSIS

We considered the following issues with respect to materiality:

•

Is the unrecognized compensation expense described above material with respect to Wind River’s financial statements, taken as a whole, in consideration of applicable judicial precedent, current accounting literature and SEC guidance?

•	Should an adjustment be recorded for the three and six months ended July 31, 2006, for the unrecognized compensation expense?

We concluded that the unrecognized compensation expense using the “iron curtain” approach is material to current period financial statements and prior year’s statements, specifically fiscal years 2004 through 2006.

DISCUSSION

Definition of Materiality

The definition of “materiality” as applied to the preparation and audit of financial statements may be found in case law, accounting literature and the views of the staff of the SEC in SAB 99 and SAB 108.

SAB 99 does not seek to establish a mechanical test for determining materiality, but rather sets forth a framework for analyzing materiality. Under SAB 99, the framework requires first the consideration of “quantitative” factors; if the amounts are not deemed material, a further consideration of “qualitative” factors needs to be made. The first step of considering quantitative factors must be followed by a consideration of qualitative factors, because “as a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.”

SAB 99 refers to qualitative considerations as “the surrounding circumstances that inform an investor’s evaluation of financial statement entries.” SAB 99 sets forth certain qualitative matters that are considered important. It is important to note that SAB 99 does not purport to set forth an exhaustive list of such factors, stating only that the listed considerations “may well render material a quantitatively small misstatement of a financial statement item…” It is also important to note that the application of the factors that are set forth in SAB 99 is not intended to supplant the materiality test set forth by the Supreme Court or in the existing FASB accounting literature.

The specific qualitative considerations set forth in SAB 99 are:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	whether the misstatement masks a change in earnings or other trends;

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

•	whether the misstatement changes a loss into income or vice versa;

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	whether the misstatement affects the registrant’s compliance with regulatory requirements;

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

•	whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

•	whether the misstatement involves concealment of an unlawful transaction.

The remainder of this analysis will apply the materiality standards embodied in judicial precedent, FASB Concepts No. 2, and using SAB 99’s analytical framework, to the facts at hand.

Quantitative Materiality Analysis

The first step in analyzing materiality under SAB 99 is a quantitative analysis. Recording the unrecognized compensation expense in the most recently filed 10-K would result in reclassifications within stockholders’ equity resulting from additional stock compensation expense. For purposes of quantitative materiality analysis, only the periods included in Wind River’s most recent 10-K and pending 10-Q filings will be assessed (i.e., balance sheets at 1/31/05, 1/31/06 and 7/31/06; and income statements for the three and six months ended 7/31/06).

Impact on Stockholders’ Equity

If the unrecognized compensation expense was recorded, APIC would increase, and accumulated deficit would increase, by the following amounts (in $000’s) and percentages as of the periods subject to analysis:

	APIC	Accumulated Deficit	Compensation Expense	% APIC	% Accum. Deficit
1/31/05	$769,953	$(476,500)	$6,792	0.9%	1.4%
1/31/06	$791,709	$(447,205)	$6,807	0.9%	1.5%
7/31/06	$805,945	$(446,197)	$6,808	0.8%	1.5%

Because the adjustments to record the unrecognized compensation expense would have no net impact to stockholders’ equity, and the individual reclassifications between APIC and accumulated deficit is no greater than approximately 1.5% of the individual balances, Wind River’s management concludes the reported balances are not materially misstated.

The impact of the error on an as reported basis and as adjusted for the error, over the period from fiscal year 1994 through fiscal year 2006 is as follows:

In $000’s	FY94	FY95	FY96	FY97	FY98	FY99	FY00	FY01	FY02	FY03	FY04	FY05	FY06
Net Income (Loss) As Reported	4,418	8,950	10,666	18,778	10,399	35,256	10,363	(76,391)	(375,634)	(106,864)	(24,564)	8,165	29,295

Compensation error	10	146	270	576	616	526	588	1,536	1,587	518	396	23	15

Net Income (Loss) As Adjusted	4,408	8,804	10,396	18,202	9,783	34,730	9,775	(77,927)	(377,221)	(107,382)	(24,960)	8,142	29,280

% Effect of Error on As Reported Net Income (Loss)	0.2%	1.6%	2.5%	3.1%	5.9%	1.5%	5.7%	(2.0%)	(0.4%)	(0.5%)	(1.6%)	0.3%	0.1%

% Effect of Error on As Reported Pre-Tax Income (Loss)	0.3%	1.7%	2.4%	3.0%	4.2%	1.5%	3.4%	(3.6%)	(0.2%)	(0.5%)	(1.8%)	0.2%	0.1%

Using the provisions of SAB 108, evaluating the errors using the “iron curtain” method in the fiscal years 2004 through 2006 has the effect of understating net income (loss) by approximately (28%), 83% and 23% respectively. Based on the materiality of the aforementioned “iron curtain” impact, we do not believe the provisions of SAB 108 are available to us.

If the Company were to restate its annual financial statements, the impact is as set out above. The fiscal year 2006 10-K primary financial statements (2006, 2005, and 2004), other than opening accumulated deficit and APIC would not be impacted and the impact on accumulated deficit and APIC is no greater than 1.5% of the as reported balances, and we have concluded that the accumulated deficit and APIC impact is not material. Our 10-K five-year summary table would be impacted by the error for fiscal years 2003 and 2002. As seen above, the income statement impact is an understatement of the pre-tax loss by 0.5% in fiscal 2003 and 0.2% in fiscal 2002. The impact of the error on as corrected basis does not change net income to a net loss and the error in any individual year is less than 5.9% on a net income basis and 4.2% on a pre-tax income basis. We have concluded the effect of the error is not material to the reader.

Conclusion on Quantitative Materiality

Recognition of the unrecognized stock compensation expense has minimal impact on earnings and no impact on cash flow for the historical periods under analysis based on the periods in which the errors originated. Additionally, there is no net impact to equity.

Although we have concluded that the cumulative unrecognized stock compensation expense adjustments are material to prior period financials from a quantitative standpoint based upon the Company’s recent historical use of the “iron curtain” method, SAB 99 requires that we review the interaction of quantitative and qualitative considerations. We perform this review in the following section.

Qualitative Materiality Analysis

Set forth below is a review of each of the qualitative factors set forth in SAB 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The unrecognized compensation expense relates to errors in the stock option granting process. In these instances, Wind River used stock option grant dates that inadvertently differed from the GAAP-defined measurements dates. Since the measurement date has been identified and the associated number of option grants is known, the stock compensation charges can be precisely measured.

•

Whether the misstatement masks a change in earnings or other trends. The misstatement did not mask any balance sheet trend in the periods under analysis. Recognition of prior years’ cumulative unrecognized stock compensation expense into the income statements for the individual periods under analysis (fiscal year 2005 and fiscal year 2006) would have an impact. Given the originating year amounts, which in some cases reach as far back as fiscal year 1994, we believe that financial statement trends related to results of operations were not materially impacted.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. Analysts’ consensus expectations are built on core operating results, presented as non-GAAP projections. Stock compensation expense has historically been excluded from non-GAAP projections. The unrecognized stock compensation would not have hidden any failure to meet analysts’ expectations, as it is not included in consensus estimates or expectations.

•

Whether the misstatement changes a loss into income or vice versa. Wind River reported the following results for the periods under analysis. If the recognition of the cumulative unrecognized stock compensation were to be recorded in the three months ended July 31, 2006, on-going income and net income would become losses. Fiscal year 2004 would remain a net loss and fiscal years 2005 and 2006 would still show a net income position.

In $000’s	FY04	FY05	FY06
Net Income (Loss) As Reported	$(24,564)	$8,165	$29,295
Cumulative Error	$6,769	$6,792	$6,807
Net Income (Loss) Adjusted	$(31,333)	$1,373	$22,488

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. Wind River reports one segment in its financial statements.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements. Original recognition of the unrecognized stock compensation expense would not have affected the Company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. Original recognition of the unrecognized stock compensation expense would not have affected Wind River’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The unrecognized stock compensation expense does not have the effect of increasing management’s compensation. Management incentive compensation is based on achieving revenue and non-gaap net income results, excluding the impact of stock based compensation.

•

Whether the misstatement involves concealment of an unlawful transaction. Based on the results of the investigation carried out by the Special Committee of the Board, the unrecognized stock compensation expense does not involve concealment of unlawful transactions.

Conclusion on Qualitative Materiality

Considering the factors set forth in SAB 99 and the other qualitative factors set forth above, we believe recognizing the unrecognized stock compensation expense in the periods originally incurred would not have been qualitatively material to an investor’s consideration of the Company’s financial statements. Recording the unrecognized stock compensation expense would not have impacted performance against consensus estimates as they would have been excluded from non-GAAP results (previously known as pro-forma results), would not have shifted the company to profitability, would not have affected regulatory compliance, would not have affected compliance with significant contracts, and would not have affected management’s compensation.

Assessment of Changes to Income Tax Footnote

As noted above, certain grants were deemed to have been issued at a price other than fair market value. The Company evaluated the impact of this in connection with its review of IRC Section 162(m) and determined that stock option related net operating losses created primarily in fiscal year 2001, which had been included in the deferred tax inventory at January 31, 2006 and which were also fully valued, had been impacted by the loss of qualifying stock option deductions under this code section. Acccordingly, the Company has revised its deferred tax asset footnote as of January 31, 2006 to reflect a reduction in deferred tax assets of $11.6 million associated with these net operating losses. The Company has also made a corresponding adjustment to its valuation allowance. Gross deferred tax assets before the 162(m) adjustment at January 31, 2006 were $102.8 million and deferred tax assets relating to net operating losses and other credits were $81.8 million. The valuation allowance was $92.2 million. As discussed earlier, this had no impact on the net deferred tax assets and was a disclosure item only. Moreover, with approximately $81.8 million in fully reserved net operating losses and tax credits, it is the Company’s view that an investor would not have been misled by the revised presentation of these net operating losses. However, the Company thought it prudent to revise the prior year table and disclose that the amounts have been restated. Accordingly, Wind River has made the following disclosure in Note 8 Provision/(Benefit) for Income Taxes in its Form 10-K:

The deferred tax assets and associated valuation allowance as of January 31, 2006 have been adjusted as a result of the Company’s historical stock option review by $11.6 million related to revised deductions under Section 162(m) of the IRC for fiscal years 1997 through 2001.

OVERALL MATERIALITY CONCLUSION

Wind River has applied SAB 99’s analytical framework to analyze whether the unrecognized stock compensation expense is material according to the standard set forth in TSC Industries and FASB Concepts No. 2. We have also analyzed the recognition of the error in light of SAB 108. Given that the provisions of SAB 108 when applied in this situation show that the current fiscal year 2007 impact is expected to be material and certain prior years impact is material (based on application of the iron curtain method), the provisions of SAB 108 are not available to the Company.

However, based on our analysis of both quantitative and qualitative factors, management has concluded that recording the unrecognized stock compensation expense as a “restatement” and amending the previously filed Form 10-K for fiscal year 2006 is not required. The Company is of the opinion that the error should be disclosed in the form 10-Q as of July 31, 2006, that the impact of the error be reflected in opening accumulated deficit and APIC, and that the Form 10-K for the year ended January 31, 2007 include all appropriate labeling of information as “As Restated” to give effect to the error. The Company does not propose to amend the fiscal year 2006 Form 10-K. This conclusion is consistent with the September 2006 letter issued by the SEC Chief Accountant that indicates immaterial restatement effects may be reflected in future filings and with the January 2007 SEC Sample Letter which provides filing guidance to companies who are preparing to restate previously issued financial statements for errors in accounting for stock option grants. In particular, the SEC Sample Letter notes that the staff of the Division of Corporate Finance will not raise further comment regarding the need to revise previously filed financial statements so long as the disclosure referenced in the letter is provided.

The Company believes that the recognition would be viewed as immaterial by investors. The majority of the charges occur in annual periods prior to fiscal year 2003 and in some cases reach as far back as fiscal year 1994, which we believe significantly lessens their relevance to investors today. The charges primarily relate to administrative issues and no evidence of intentional mis-statement was noted by the investigation, which further reduces the significance to investors. In addition, stock compensation charges have historically been excluded from non-GAAP measures that are focused on by investors. There is also no cash impact arising from the charges.

Company management and legal counsel to the Company met with the Audit Committee to thoroughly discuss this analysis and the impact of the differences noted above at the conclusion of the stock option review and at the time of filing of Form 10-K. The Audit Committee concurred with the conclusions set forth above that the difference was not material in any prior period analyzed.

FOOTNOTE DISCLOSURES

In the Form 10-K, the Company provided explanatory footnote disclosures as follows:

Impact of Stock Option Review. In May 2006, the Audit Committee of the Board of Directors commenced a voluntary review of the Company’s historical stock option granting practices and the related accounting. Subsequently, in September 2006, the Board of Directors appointed a Special Committee, comprised of a subset of the Audit Committee, which engaged independent legal counsel and accounting consultants to assist the Special Committee in its review. The review covered the timing and pricing of all stock option grants made under the Company’s stock option plans since its initial public offering in 1993. Based on the results of its review, the Special Committee concluded that the Company did not engage in intentional misrepresentation of consolidated financial statements or fraudulent misconduct in the granting of stock options. However, due to certain errors identified in the course of the review, the accounting measurement dates for certain historical stock option grants differed from the actual grant dates.

As a result of revising the accounting measurement dates for these stock option grants, the Company identified errors totaling approximately $6.8 million, net of tax benefits of $1.2 million, related to stock-based compensation expenses incurred primarily in fiscal year 1995 through fiscal year 2004. The impact of these errors, net of tax was $146,000, $270,000, $576,000, $616,000, $526,000, $588,000, $1.5 million, $1.6 million, $518,000, and $396,000 for fiscal year 1995 through fiscal year 2004, respectively. While these errors were not material to any previously filed financial statements, the Company concluded that correcting the aggregate error of approximately $6.8 million would be material to its consolidated statements of operations for fiscal year 2007, and accordingly, prior period accumulated deficit and additional paid-in-capital have been restated to record the cumulative non-cash stock-based compensation expense in this Form 10-K. Additional paid-in-capital and accumulated deficit were adjusted as of January 31, 2004, 2005 and 2006 as follows (in thousands):

	January 31, 2004		January 31, 2005		January 31, 2006
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Additional paid-in-capital	$753,257	$760,049	$769,953	$776,745	$791,709	$798,501
Accumulated deficit	$(485,124)	$(491,916)	$(476,500)	$(483,292)	$(447,205)	$(453,997)

In addition, deferred tax assets related to certain net operating losses resulting from the exercise of employee stock options were reduced by $11.6 million as a result of revised deductions under Section 162(m) of the IRC for fiscal years 1997 through 2001. These deferred tax assets had previously been fully reserved by a valuation allowance. Accordingly, the Company has restated its deferred tax assets relating to net operating losses and the associated valuation allowance at January 31, 2006 to reflect this adjustment.

SEC Staff Sample Letter

We noted the required disclosures of the SEC Staff Letter and considered whether those disclosures were applicable as noted below:

•

10-K Amendment Explanatory Note: We determined that this was not required, as we included the required disclosures in our Form 10-K which was filed on May 1, 2007, shortly after the conclusion of the stock option review.

•

Restated Selected Financial Data: We restated our Selected Financial Data for the years ended January 31, 2004 and 2003 as required with the columns labeled “As Restated”. This disclosure is contained on page 29 of our Form 10-K.

•

Management’s Discussion & Analysis (MD&A): We included disclosure of the impact of the stock option review in the Executive Operating and Financial Summary in the MD&A on page 33 of Form 10-K. Since none of the years presented in the Results of Operations discussion in the MD&A were amended as a result of the stock option review, we determined that no additional disclosure was required.

•	Annual Audited Financial Statements- noted ‘As Restated”: We complied with this requirement as noted on pages 60 and 62 of Form 10-K.

•

Restatement of Interim Period Information: The interim financial information related to periods presented in Form 10-K was not required to be restated. We wish to draw the Staff’s attention to our Form 10-Q’s for the six and nine months ended July 31, 2006 and October 31, 2006, respectively. These filings were delayed during the completion of our stock option review. At the conclusion of the review, we restated our balance sheet for the year ended January 31, 2006, to include the immaterial error adjustment to accumulated deficit and additional paid in capital and noted this balance sheet to be “As Restated” in these Form 10-Q’s. We also provided additional disclosures in Footnote 1 and Item 4 of these Form 10-Q’s.

•

Footnote Disclosure: We provided additional disclosures in Footnote 2: Summary of Significant Accounting Policies, on pages 63 and 64 of our Form 10-K, of the immaterial adjustment to additional paid in capital and accumulated deficit, reconciling the “As Reported” and “As Restated” balances for each year presented in the Consolidated Balance Sheets and Consolidated Statements of Stockholders Equity and Comprehensive Income in our Form 10-K. In addition, we provided details of the net impact of the errors for each fiscal year presented. We also provided additional disclosures in Note 8: Provision (Benefit) for Income Taxes, on page 83 of our Form 10-K, related to the immaterial adjustment to our fully valued deferred tax assets.

•

Chief Accountant’s September 19, 2006 Letter: We considered the requirements of the September 19, 2006 letter and performed our materiality assessment in accordance with the requirements of SAB 99 as noted above, considering both quantitative and qualitative factors noted in the letter, and their resultant impact on our disclosures. We also considered and adopted the recommendation that the impact of immaterial restatements may be reflected in future filings.

•

Footnote Disclosure of the Nature and Amount of Each Material Type of Error: In accordance with our SAB 99 materiality analysis, noted above, we determined that none of the errors noted were material and so we did not provide separate disclosure of each type of error. We did include a qualitative discussion of the nature of the errors on page 95 in Item 9A of Form 10-K.

•	Audited Financial Statement Footnote Disclosure of:

•

For the most recent three years, restated net income, compensation cost and pro forma disclosures as required by paragraph 45.c. of FAS 123 Accounting for Stock-Based Compensation: Since the most recent three years were not impacted, we did not provide this disclosure.

•

For each annual period preceding the most recent three fiscal years; the restated stock compensation cost for each year and material associated tax adjustments: Since none of the errors were deemed to be material, we did not provide this disclosure.

•	Additional disclosures for Companies who adopted the retroactive restatement method specified in FAS 123: We did not adopt this provision and so did not provide these disclosures.

•

Appropriate revisions, if necessary, to previous disclosures under Items 9A and 9B: We draw the Staff’s attention to our Item 9A and 9B disclosures in our Form 10-K on pages 95 to 97 and respectfully note to the Staff that no material weaknesses were identified, nor was any intentional misrepresentation of the consolidated financial statements or fraudulent misconduct identified, as part of the Audit Committee’s review into past option grants and practices.

Revenue Recognition, page 67

3.	We note in your disclosure that you establish vendor specific objective evidence (VSOE) of fair value for maintenance services in your multiple element arrangements by reference to substantive stated future renewal rates included in contracts or the price charged on similar transactions. Please explain your methodology and assumptions used to determine VSOE of fair value of maintenance in your multiple element arrangements. In this regard, we note in your disclosure on page 24 that although you use standardized agreements, you often negotiate and revise terms and conditions of these standardized agreements. Describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value for your maintenance services. For instance, does the price charged for the maintenance services vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of maintenance services. In this regard, for agreements where stated future renewal rates are not included, tell us the percentage range allowed for your pricing of maintenance services that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2. Additionally, for agreements with stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

We respectfully note the Staff’s comment and inform the Staff that the primary method that the Company uses to establish VSOE of fair value for maintenance services is through the review of prices charged on similar stand-alone transactions. Maintenance pricing is currently established at 20% of the corresponding perpetual license list price. For license sales entered into prior to August 2006, we charged 17% of the corresponding perpetual license list price. We test stand alone maintenance renewals to ensure that at least 80% of transactions fall within plus or minus 15% of the maintenance list price. Our latest testing of maintenance pricing, which covered the second half of fiscal 2007, indicated that 84% of transactions fell within plus or minus 15% of the maintenance list price and therefore we note that the price charged for maintenance services does not vary significantly from customer to customer.

In evaluating the revenue recognition impact of an arrangement containing multiple elements, we confirm that VSOE of fair value for maintenance services is established through our testing as noted above. We recognize maintenance revenues ratably over the associated maintenance period assuming that all other elements have been delivered or if those elements have not been delivered, we would continue to recognize maintenance revenues ratably, so long as VSOE of fair value exists for the other remaining undelivered elements.

We have at times used a renewal rate to establish VSOE for maintenance services when we are selling a custom product for which there are no comparable transactions. The renewal rate is established as 20% of the value for the associated perpetual product license. In these cases, our process is to review the renewal of maintenance for these custom products for consistency with the contractual renewal rate.

4.	We note that you do not have VSOE for professional services fixed price contracts. We also note on page 30 that training is generally purchased for a fixed fee. Clarify whether you have VSOE for training. Additionally, we note in your disclosure that for arrangements with multiple elements, you recognize revenue when VSOE exists for all undelivered elements or at the point when all elements have been delivered. Clarify how this accounting complies with paragraph 12 of SOP 97-2 whereby if the only undelivered element is post contract support (PCS), the entire fee should be recognized ratably. In addition, explain how you account for multiple element arrangements that include two undelivered elements, such as PCS and services/training under fixed fee contracts.

We respectfully note the Staff’s comments and confirm that VSOE of fair value for training is established through testing of the price charged on similar stand-alone transactions. We test VSOE separately for public workshop training and online training and the results of both tests indicate that in over 80% of the cases tested, the price charged was within plus or minus 15% of the respective list price.

We respectfully note the Staff’s comment regarding paragraph 12 of SOP 97-2 regarding the exception related to post contract support and services if they are the only remaining undelivered element. We draw the Staff’s attention to the disclosure we provide in the “Delivery has occurred” portion of our revenue recognition policy discussion on pages 35-36 of the Form 10-K. If we contract to a multi-element arrangement including, for example, perpetual product and PCS, we would apply the residual method to recognize revenue as described in paragraph 12 of SOP 97-2 as amended by SOP 98-9.

In an arrangement that includes two undelivered elements, such as PCS or a subscription3 and fixed price services which are not essential to the functionality of the product delivered, we would, in accordance with paragraph 12 of SOP 97-2, defer all revenue until only one undelivered element remains. If that final remaining undelivered element was PCS or a subscription, we would generally recognize revenue for all delivered elements at the time the fixed price services are complete and recognize the PCS or subscription revenue associated with the remainder of the contract ratably over the remaining PCS or subscription period.

If the undelivered elements included PCS and fixed price services and the fixed price services were essential to the functionality of the product element of the transaction, then in accordance with the provisions of TPA 5100.49 Application of contract accounting in software arrangements, we would allocate fair value to the PCS to be provided and account for the perpetual software license and fixed price services as one combined amount under contract accounting prescribed by SOP 81-1. When the product was delivered and services were complete we would generally recognize the remaining PCS revenues ratably over the maintenance period. If the undelivered elements included a subscription and fixed price services we would defer all revenue until delivery of the services was complete and then generally recognize revenue ratably over the remaining subscription period.

5.	We also note in your disclosure that you earn revenue from sales of hardware. Clarify the nature of these hardware products including whether your software is embedded in it. If so, tell us whether this software is more than incidental to the hardware and how you considered the guidance under EITF 03-5 in determining whether such sales are within the scope of SOP 97-2. If your software is not embedded in the hardware, for multiple element arrangements that include the hardware, tell us whether you have established VSOE of fair value for such hardware. Furthermore, quantify the amount of revenue recognized from the sale of hardware for each year presented, including the period included in the most recent Form 10-Q.

We respectfully note the Staff’s questions and inform the Staff that our software is embedded in our hardware tool products. These hardware products, which facilitate the connection of our debugging technology to microprocessor based systems, are described in more detail in the “Add on Development Tools: On-Chip Debugging, Reference Boards, and Wind River Compiler” discussion on pages 7-8 of the Form 10-K. We have determined that, in accordance with the requirements of footnote 2 to paragraph 2 of SOP 97-2, the embedded software is more than incidental to our hardware products as a whole and therefore we recognize revenue for our hardware products in accordance with the guidance provided in SOP 97-2. We do not have VSOE of fair value for hardware. We generally do not track hardware revenues separately as they are generally sold as part of a software bundle. We have estimated our hardware revenues as requested by the Staff. The amount of revenues recognized from hardware sales for the fiscal years ended January 31, 2007 and 2006 and the quarter ended April 30, 2007 are as follows:

[3]

As noted in the Licensing Models discussion on page 9 and 10 of our Form 10-K, customers may license our technology under a subscription-based enterprise license that generally has a term of one year. This license includes rights to use the software, as well as PCS.

In $000’s	Fiscal Year Ended January 31, 2005	Fiscal Year Ended January 31, 2006	Fiscal Year Ended January 31, 2007	Quarter Ended April 30, 2007
Hardware revenues	Note 1	$7,099	$3,025	$1,002
Percentage of overall revenues		2.7%	1.1%	1.3%

Note	1: We have not provided data for the year ended January 31, 2005 since it would be impractical to do so.

6.	We note on pages 5, 9 and 30 that you charge customers a production license fee for every copy of your product included in final manufactured device produced by your customers and that customers report their usage on a quarterly basis or purchase a block of production licenses in advance of use. Clarify your revenue recognition policy for your production license fees including how you recognize revenue for production licenses purchased in advance that are never used by your customer and whether such amounts are refunded. Additionally, tell us whether you are notified of the use such licenses in the same period that the actual usage took place.

We respectfully note the Staff’s comments and inform the Staff that production license fee revenues are generally recognized immediately. Customers can purchase non-refundable production licenses in advance and so long as all other revenue recognition criteria as specified in paragraph 8 of SOP 97-2 have been met, we recognize revenue immediately. We have a demonstrated history of recognizing advance purchases of production license fees in this manner without the provision of any subsequent concessions.

Customers can also purchase production licenses in arrears based on actual usage in a period. Where this is the case, we generally receive either cash or a purchase order with the production license report.

All reporting of production licenses by a customer occurs after the actual production or shipment by the customer has taken place. We do not have the ability to reasonably estimate production license revenues generated by customer sell through of our products and so for customers who report in arrears, we recognize revenue only upon the receipt of a usage report. The receipt of this report generally occurs at least 30 days after the customers’ usage period ends and may be received substantially more than 30 days later.

Forms 8-K filed March 8, 2007 and May 31, 2007

7.	We note your GAAP to Non-GAAP reconciliation in the forms 8-K noted above. We believe the non-GAAP operating statement columnar format appearing in these 8-Ks may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

We respectfully acknowledge the Staff’s comment and in light of the Staff’s comment, we will no longer present non-GAAP measures in an operating statement format. Beginning with our release of financial results for our fiscal quarter ended July 31, 2007 (which we are planning to release on or about August 30, 2007), we will instead present any individual non-GAAP measures, and related reconciliations, separately from our operating statements.

As requested in the Staff’s letter dated July 6, 2007, Wind River acknowledges that:

•	Wind River is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Wind River may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s Comments. If you have any questions or comments regarding any of our responses, please directly contact the undersigned at (510) 749-2622 or Linda Shih, Vice President, Legal Affairs at (510) 749-2158.

Sincerely,

/s/ Jane E. Bone
Jane E. Bone Chief Accounting Officer

cc: Ian Halifax, Wind River Systems, Inc.

      Linda Shih, Wind River Systems, Inc.

      Kevin Healy, PricewaterhouseCoopers LLP

      Aaron Alter, Wilson Sonsini Goodrich & Rosati Professional Corporation